

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 26, 2009

Mr. Michael J. Stevens
Chief Financial Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, CO 80290-2300

     Re: **Whiting Petroleum Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed February 25, 2009
           Response Letter Dated June 12, 2009
           File No. 1-31899

Dear Mr. Stevens:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 H. Roger Schwall
                 Assistant Director